Exhibit 99(a)(1)

AMENDED AND RESTATED CERTIFICATE OF TRUST OF FIRST EAGLE ETF TRUST	State of Delaware Secretary of State Division of Corporations Delivered 04:26 PM 04/16/2026 FILED 04:26 PM 04/16/2026 SR 20261855456 - File Number 10251725

This Amended and Restated Certificate of Trust of First Eagle ETF Trust (the “Trust”) is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to amend and restate the Certificate of Trust of the Trust (the “Certificate of Trust”), originally filed with the Secretary of State of the State of Delaware (the “Secretary of State”) on July 7, 2025 under the Delaware Statutory Trust Act (12 Del. C. Section 3801 et seq.) (the “Act”).

The Certificate of Trust shall be amended and restated in its entirety as follows:

1.	Name. The name of the trust is First Eagle ETF Trust.

2.	Registered Office; Registered Agent. The business address of the Trust’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, DE 19801, New Castle County. The name of the Trust’s registered agent at such address is The Corporation Trust Company.

3.	Investment Company. The Trust is a registered investment company under the Investment Company Act of 1940, as amended.

4.	Series. Pursuant to Section 3806(b)(2) of the Act, the Trust shall issue one or more series of beneficial interests having the rights and preferences set forth in the governing instrument of the Trust, as the same may be amended from time to time (each a “Series”). As of the date of this filing (and providing that additional Series may be formed and/or existing Series terminated from time to time), the following represents the only separate Series of the Trust: First Eagle US Equity ETF, First Eagle Mid Cap Equity ETF, First Eagle Small Cap Equity ETF and First Eagle Core Municipal ETF.

5.	Notice of Limitation of Liabilities of each Series. Pursuant to Section 3804(a) of the Act, there shall be a limitation on liabilities of each Series such that (a) the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular Series shall be enforceable against the assets of such Series only, and not against the assets of the Trust generally or the assets of any other Series thereof and (b) none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other Series thereof shall be enforceable against the assets of such Series.

6.	Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(2) of the Act as of the date first set forth above.

Mehdi Mahmud, not individually but solely as Trustee